As filed with the Securities and Exchange Commission on November 27, 2006
================================================================================

Registration No. 333-

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                              GENESIS LEASE LIMITED
   (Exact name of issuer of deposited securities as specified in its charter)

                                 NOT APPLICABLE
                   (Translation of issuer's name into English)

                                     BERMUDA
            (Jurisdiction of incorporation or organization of issuer)

                      DEUTSCHE BANK TRUST COMPANY AMERICAS
             (Exact name of depositary as specified in its charter)

                                 60 Wall Street
                            New York, New York 10005
                                 (212) 250-9100
   (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                      Deutsche Bank Trust Company Americas
                                 ADR Department
                                 60 Wall Street
                            New York, New York 10005
                                 (212) 250-9100
   (Address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

      Francis Fitzherbert-Brockholes, Esq.      David S. Lefkowitz, Esq.
                  White & Case                    Boris Dolgonos, Esq.
               5 Old Broad Street              Weil, Gotshal & Manges LLP
                London EC2N 1DW                     767 Fifth Avenue
                +44-20-7532-1000                   New York, NY 10153
                                                     (212) 310-8000

It is proposed that this filing become
 effective under Rule 466:                          [ ] immediately upon filing.
                                                    [ ] on (Date) at (Time).
If a separate registration statement has been filed to register the deposited shares, check the following box: [X]

                         CALCULATION OF REGISTRATION FEE

                                                             Proposed Maximum      Proposed Maximum
          Title of Each Class of            Amount to be      Aggregate Price     Aggregate Offering        Amount of
       Securities to be Registered           Registered          Per Unit*              Price**          Registration Fee
----------------------------------------   --------------   ------------------   --------------------   ------------------
American Depositary Shares evidenced by       100,000,000   $             0.05   $          5,000,000   $           535.00
American Depositary Receipts, each              ADSs
 American Depositary Share representing
 one common share, par value $0.001, of
 Genesis Lease Limited (the "shares")

*    Each unit represents one American Depositary Share.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

================================================================================

                                     PART I
                       INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt ("Receipt" or "American Depositary Receipt") included as Exhibit A to the Form of Deposit Agreement filed as Exhibit (a) to this Registration Statement, which form of American Depositary Receipt is incorporated herein by reference.

ITEM 1.   DESCRIPTION OF SECURITIES TO BE REGISTERED

                                 Cross Reference

                                                                          Location in Form of Receipt
Item Number and Caption                                                   Filed Herewith as Prospectus
------------------------------------------------------------------   --------------------------------------
1.   Name and address of depositary                                  Face of Receipt, Introductory Article
2.   Title  of  American  Depositary  Receipts  and  identity  of    Face of Receipt, Introductory Article
      deposited securities

     Terms of Deposit:
     (i)    The amount of deposited securities  represented by one   Face of Receipt, Introductory Article,
             unit of American Depositary Receipts                     upper right corner
     (ii)   The  procedure  for  voting,  if  any,  the  deposited   Reverse of Receipt, Articles 14 and 15
             securities
     (iii)  The collection and distribution of dividends             Reverse of Receipt, Article 13
     (iv)   The transmission of notices, reports and proxy           Face of Receipt, Article 5, Reverse of
             soliciting material                                      Receipt, Article 15
     (v)    The sale or exercise of rights                           Reverse of Receipt, Article 13
     (vi)   The deposit or sale of securities resulting from         Face of Receipt, Article 3, Reverse of
             dividends, splits or plans of reorganization             Receipt, Articles 13 and 16
     (vii)  Amendment,  extension  or  termination  of the           Reverse of Receipt, Articles 19, 20
             deposit arrangements                                     and 21
     (viii) Rights  of   holders  of   American   Depositary         Face of Receipt, Article 12
             Receipts  to inspect the books of the  depositary
             and the list of holders of Receipts
     (ix)   Restrictions  upon the right to  transfer  or            Face of Receipt, Articles 2, 4 and 6
             withdraw the underlying securities
     (x)    Limitation upon the liability of the depositary          Reverse of Receipt, Articles 13, 17,
                                                                      18 and 23

3.   Fees and Charges                                                Face of Receipt, Article 9

ITEM 2.   AVAILABLE INFORMATION

Public reports furnished by issuer                    Face of Receipt Article 12

     Genesis Lease Limited (the "Company")is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the United States Securities and Exchange Commission (the "Commission"). These reports can be inspected by holders of Receipts and copied at public reference facilities maintained by the Commission located at Judiciary Plaza, 450 Fifth Street, N.W. (Room 1024), Washington D.C. 20549, and at the principal executive office of the Depositary.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 3.   EXHIBITS

(a) FORM OF DEPOSIT AGREEMENT. Form of Deposit Agreement among the Company, Deutsche Bank Trust Company Americas as depositary (the "Depositary"), and all holders and beneficial owners from time to time of American Depositary Receipts issued thereunder (the "Deposit Agreement"), including the Form of American Depositary Receipt. Filed herewith as Exhibit (a).

(b) ANY OTHER AGREEMENT TO WHICH THE DEPOSITARY IS A PARTY RELATING TO THE ISSUANCE OF THE AMERICAN DEPOSITARY SHARES REGISTERED HEREUNDER OR THE CUSTODY OF THE DEPOSITED SECURITIES REPRESENTED THEREBY. Not Applicable.

(c) EVERY MATERIAL CONTRACT RELATING TO THE DEPOSITED SECURITIES BETWEEN THE DEPOSITARY AND THE ISSUER OF THE DEPOSITED SECURITIES IN EFFECT AT ANY TIME WITHIN THE LAST THREE YEARS. Not Applicable.

(d) OPINION OF WHITE & CASE, COUNSEL TO THE DEPOSITARY, AS TO THE LEGALITY OF THE SECURITIES BEING REGISTERED. Filed herewith as Exhibit (d).

(e)  CERTIFICATION UNDER RULE 466. Not Applicable.

(f) POWERS OF ATTORNEY FOR CERTAIN OFFICERS AND DIRECTORS OF THE COMPANY. Set forth on the signature pages hereto.

ITEM 4.   UNDERTAKINGS

(a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b) If the amounts of fees charged are disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in London, United Kingdom, on November 27, 2006.

                                                       Legal entity created by
                                                       the agreement for the
                                                       issuance of American
                                                       Depositary Receipts for
                                                       common shares, par value
                                                       $0.001 each, of Genesis
                                                       Lease Limited.

                                                       Deutsche Bank Trust
                                                       Company Americas, as
                                                       Depositary


                                                       By: /s/ Clare Benson
                                                           ---------------------
                                                           Name:  Clare Benson
                                                           Title: Vice President


                                                       By: /s/ Tom Murphy
                                                           ---------------------
                                                           Name:  Tom Murphy
                                                           Title: Vice President

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Genesis Lease Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Limerick, Ireland, on November 27, 2006.

                                          Genesis Lease Limited


                                          By: /s/ John McMahon
                                              ----------------------------------
                                              Name:  John McMahon
                                              Title: Chief Executive Officer and
                                                     Director

                                POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby severally constitutes and appoints John McMahon and Alan Jenkins, and each of them individually, with full and several power of substitution and resubstitution, to act as his/her true and lawful attorney-in-fact and agent, for him/her and in his/her name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorneys-in-fact and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and each of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on November 27, 2006.

Signature                      Title

/s/ John McMahon               Chief Executive Officer and
----------------               Director
John McMahon                   (Principal Executive Officer)


/s/ Alan Jenkins               Chief Financial Officer (Principal
----------------               Financial  and Accounting Officer)
Alan Jenkins


/s/ Niall Green                Director
---------------
Niall Green


/s/ Kenneth Holden             Director
------------------
Kenneth Holden


/s/ David C. Hurley            Director
-------------------
David C. Hurley


/s/ Andrew L. Wallace          Director
---------------------
Andrew L. Wallace

Puglisi & Associates           Authorized Representative in the
                               United States


By: /s/ Donald J. Puglisi
    ------------------------
    Name: Donald J. Puglisi
    Title: Managing Director

Date:  November 27, 2006

                                INDEX TO EXHIBITS

                                                                   Sequentially
Exhibit Number                                                    Numbered Page
--------------------------------------------------------------   ---------------
(a)  Form of Deposit Agreement.
(d)  Opinion of White & Case, counsel to the Depositary.
(f) Powers of Attorney for certain officers and directors of the Company. Set forth on the signature pages hereto.